UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
 (Rule 13e-4)
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.001 per share
Options to Purchase Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Steven W. Streit
President and Chief Executive Officer
Green Dot Corporation
3465 East Foothill Blvd.
Pasadena, CA 91107
(626) 765-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
John C. Ricci, Esq.	William L. Hughes, Esq.
Green Dot Corporation	Philip J. Reuther, Esq.
3465 East Foothill Blvd.	Fenwick & West LLP
Pasadena, CA 91107	555 California Street, 12th Floor
(626) 765-2000	San Francisco, CA 94104
(415) 875-2300

CALCULATION OF FILING FEE

Transaction Value *	Amount of Filing Fee **
$4,507,000	$615

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 779,514 shares of the Class A common stock and 282,693 shares of the Class B common stock of Green Dot Corporation having an aggregate value of $4,507,000 will be exchanged for new options to purchase shares of Class A common stock of Green Dot Corporation and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 5, 2013.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $615	Filing Party: Green Dot Corporation

Form or Registration No.: 005-85599	Date Filed: April 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☑    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on April 10, 2013, as amended and supplemented by Amendment No. 1, relating to an offer (the "Offer") by Green Dot Corporation ("Green Dot" or the "Company") to certain of its employees to exchange certain outstanding options to purchase shares of the Company's Class B common stock granted under the Company's Amended and Restated 2001 Stock Plan and outstanding options to purchase shares of the Company's Class A common stock granted under the Company's 2010 Equity Incentive Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 10, 2013, as amended (the "Offering Memorandum"). This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosures set forth in the Schedule TO and the amendment and exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 11:59 p.m., Pacific Time, on Tuesday, May 7, 2013. Pursuant to the Offer and in accordance with the terms and conditions of the Offer, “Eligible Options” (as defined in the Offering Memorandum) to purchase an aggregate of 432,773 shares of the Company's Class A common stock and 30,532 shares of the Company's Class B common stock were validly tendered and not withdrawn, representing approximately 44% of the total shares subject to Eligible Options, and the Company has accepted for cancellation all such Eligible Options. On Wednesday, May 8, 2013, the Company granted to each Eligible Employee who validly tendered an Eligible Option a “New Option” (as defined in the Offering Memorandum) to purchase shares of the Company's Class A common stock in exchange for each such tendered Eligible Option, based on the exchange ratios described in the Offering Memorandum. The Company issued New Options to purchase an aggregate of 251,427 shares of the Company's Class A common stock for the Eligible Options tendered in the Offer. The exercise price per share of the New Options was $18.56, the closing price of Green Dot's Class A common stock as reported on the New York Stock Exchange on May 8, 2013.

Dated: May 9, 2013

GREEN DOT CORPORATION

By:	/s/ Steven W. Streit
Name:	Steven W. Streit
Title:	Chairman, President and Chief Executive Officer